Exhibit 107

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)

Common Stock, $0.001 par value per share	4,058,372	$0.35	$1,420,430	$131.67
Common Stock, $0.001 par value per share, issuable upon the exercise of underlying warrants	2,029,186	$0.70	$1,420,430	$131.67
Common Stock, $0.001 par value per share, issuable upon the exercise of warrants of introducing broker	608,755	$0.35	$ 213,064	$ 19.75

(1)	The fee is calculated by multiplying the aggregate offering amount by 0.0000927, pursuant to Section 6(b) of the Securities Act of 1933.